

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2013

Via E-mail
Mr. Julian Spitari
Chief Executive Officer
FrogAds, Inc.
21820 Burbank Boulevard, Suite 325
Woodlands Hills, CA 91367

      Re: **FrogAds, Inc.**
              Form 10-K for the Fiscal Year Ended March 31, 2012
              Filed July 19, 2012
              File No. 333-167077

Dear Mr. Spitari:

We issued comments to you on the above captioned filing on February 28, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 30, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jaime John at (202) 551-3446 if you have any questions.

              Sincerely,

              /s/ Patrick Gilmore

              Patrick Gilmore
              Accounting Branch Chief